                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO.2*)


                   Under the Securities Exchange Act of 1934


                          Saratoga Beverage Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   803436104
        ---------------------------------------------------------------
                                (CUSIP Number)

                                 Robin Prever
                       c/o Saratoga Beverage Group, Inc.
                                11 Geyser Road
                          Saratoga Springs, NY 10866
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 5, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 803436 104                                   PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robin Prever
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             318,285
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          318,285
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      318,285
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7% (representing 12.9% of the voting power) (see Item 5(b))
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                Amendment No. 2

     This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Schedule 13D with an event date of October 13, 1998 ("Schedule 13D") filed by Robin Prever (the "Reporting Person") on October 23, 1998 and Amendment No. 1 to the Schedule 13D with an event date of December 17, 1999 filed on December 23, 1999 relating to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Saratoga Beverage Group, Inc. (the "Issuer") and the Class B common stock, $.01 common stock, $.01 par value per share (the "Class B Common Stock", and together with the Class A Common Stock, the "Common Stock") of the Issuer. Capitalized terms used herein and not defined shall have the meanings assigned thereto in the Schedule 13D.

Item 4.  Purpose of the Transaction
         --------------------------

     Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

     The Issuer entered into a Stock Purchase Agreement and Agreement and Plan of Merger dated as of January 5, 2000 (the "Merger Agreement") with NCP-SBG Recapitalization Corp. and NCP-SBG, L.P., both of which are affiliates of North Castle Partners, L.L.C. On the closing of the transactions contemplated by the Merger Agreement, NCP-SBG Recapitalization Corp. will merge with and into the Issuer (the "Merger") and the Issuer shall continue as the surviving corporation (the "Surviving Corporation"). The stockholders of the Issuer (other than certain stockholders of the Issuer, including certain directors and officers of the Issuer, who have agreed to roll over a portion of their shares of the Common Stock into the Surviving Corporation, such stockholders to be referred to herein as the "Continuing Stockholders") will receive $6.00 per share in cash without interest in connection with the Merger for each share of Common Stock they hold. According to the Issuer's public announcement respecting the Merger, consummation of the transactions contemplated by the Merger Agreement is subject to several conditions, including, among others, the consummation of certain debt financings, the approval of the Merger by the Issuer's stockholders, the expiration or termination of the waiting period under the Hart-Scott Rodino laws and the absence of material adverse changes to the business of the Issuer.

     The Reporting Person is one of the Continuing Stockholders who has agreed to roll over a portion of her shares of the Common Stock in connection with the Merger. In connection with and as a condition to the execution and delivery of the Merger Agreement, the Reporting Person and NCP-SBG, L.P. signed a Voting Agreement dated as of January 5, 2000 which, among other things, appoints NCP-SBG, L.P. as the Reporting Person's irrevocable proxy to vote all of the Reporting Person's shares of the Issuer's Common Stock in favor of the transactions contemplated by the Merger Agreement. The Reporting Person will continue to serve as President and Chief Executive Officer of the Surviving Corporation if the Merger is consummated.

     Except as disclosed above, the Reporting Person does not have any other present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

          (a) The Reporting Person is the beneficial owner of 150,325 shares of Class A Common Stock and 167,960 shares of Class B Common Stock, $.01 par value per share of the Issuer constituting 5.7% of the Shares of Common Stock outstanding. Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to five votes at each annual or special meeting of stockholders. Due to the disparity in voting power of Class A Common Stock and Class B Common Stock, the shares of Common Stock owned by the Reporting Person may be deemed to represent 12.9% of the aggregate voting power of the Issuer. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Person has been calculated based upon 5,554,602 shares of Common Stock outstanding at January 4, 2000 as reported by the Issuer in the Merger Agreement.

          (b) Except as set forth in this paragraph (b), the Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 318,285 shares of Common Stock.

               (i) Pursuant to the Voting Agreement, the Reporting Person appointed NCP-SBG, L.P. as her irrevocable proxy to vote each share of Common Stock held by her, at any annual, special or adjourned meeting of the stockholders of the Issuer (i) in favor of the adoption of the Merger Agreement,
(ii) against any proposal or offer from any other person relating to the acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Issuer or any of its subsidiaries or any recapitalization, business combination or similar transaction with the Issuer or any of its subsidiaries (an "Acquisition Proposal") and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. The proxy granted in the Voting Agreement is irrevocable until the Voting Agreement terminates.

          During the term of the Voting Agreement, the Reporting Person has agreed, except pursuant to the terms of the Merger Agreement and Voting Agreement, not to (A) sell, tender, pledge or otherwise dispose of shares of the Common Stock, (B) deposit such shares into a voting agreement or arrangement, or grant any proxy or power of attorney with respect to such shares or (C) enter into any instrument or arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of such shares. The Voting Agreement also provides that the Reporting Person shall not, directly or indirectly, solicit, initiate or encourage the submission of an Acquisition Proposal by any person.

          The Voting Agreement terminates upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, for any reason and (ii) the consummation of the Merger.

               (ii) On October 13, 1998, the Reporting Person, Anthony Malatino and Steven Bogen, then the President and Chief Executive Officer of The Fresh Juice Company, Inc., entered into a Stockholder Agreement. Pursuant to the Stockholder Agreement, the Reporting Person and Mr. Malatino each agreed to vote all of his or her shares of Common Stock to elect, re-elect and prevent any proposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. Moreover, the Reporting Person, in her capacity as a member of the Issuer's Board of Directors, agreed to take all actions reasonably necessary to nominate, elect, re-elect and prevent any proposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. In addition, the Reporting Person and Mr. Malatino have appointed Mr. Bogen as their true and lawful proxy and attorney-in-fact to vote the shares of Common Stock then owned by them for the election of Mr. Bogen as a director of the Issuer in the event that they do not vote to elect, re-elect and prevent any proposed removal of Mr. Bogen as a member of the Issuer's Board of Directors. The Stockholder Agreement expires on the earliest to occur of the date (w) after the effective date of the merger of the Issuer and The Fresh Juice Company, Inc. that Mr. Bogen directly owns less than 400,000 shares of Class A Common Stock,
(x) the termination of the merger agreement among the Issuer, Rowale Corporation, a wholly owned subsidiary of the Issuer, and The Fresh Juice Company, Inc. by any party thereto pursuant to the terms thereof, (y) Mr. Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or unethical business conduct, or (z) Mr. Bogen breaches his fiduciary duties, in a material fashion, to the Issuer and its stockholders. Mr. Bogen does not have the power to dispose and direct the disposition of the Reporting Person's shares of Common Stock. The Stockholder Agreement shall terminate in the event the Merger is consummated.

               (iii) On October 22, 1998, the Reporting Person and Anthony Malatino entered into a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Reporting Person and Mr. Malatino each agreed that, upon the death of one of them, the surviving person shall have an option, exercisable within ninety (90) days after the death of the decedent, to purchase all or a portion of the shares of Class B Common Stock then owned by the decedent. The purchase price for each share of Class B Common Stock then owned by the decedent shall be equal to the greater of (i) the average Fair Market Value (as defined in the Stockholders' Agreement) of the Class A Common Stock of the Issuer for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of purchase (the "Closing Date") and (ii) if the shares of Class A Common Stock are publicly traded, an amount equal to eight times (8x) the published fully diluted earnings per share of the Issuer for the four fiscal quarters prior to the date of the notice of purchase. The purchase price shall be made by certified check, by wire transfer or by a promissory note secured by the shares of Class B Common Stock acquired. The Closing Date shall be within sixty (60) days following the date of notice of exercise of the option. For purposes of the charter of the Issuer, the purchase of the shares of Class B Common Stock by the surviving person shall be deemed to have occurred immediately prior to the decedent's death. Until the death of both the Reporting Person and Mr. Malatino or until one of them no longer owns any shares of Class B Common Stock, from and after the death of a decedent, (x) the surviving person shall have the right to vote the shares of Class B Common Stock of the decedent in a manner determined by the surviving person, in his or her sole and absolute discretion, and (y) the decedent shall appoint the surviving person to act as the decedent's true and lawful proxy and attorney-in-fact to vote the shares of Class B Common Stock upon the failure of the decedent's estate to vote in a manner determined by the surviving person. Pursuant to the Stockholders' Agreement, the Reporting Person and Mr. Malatino also each agreed that, if at any time on or after the date of the Stockholders' Agreement either of them (a "Selling

Stockholder") desires to sell, pledge, gift or otherwise transfer all or any portion of the shares of Class B Common Stock owned by the Selling Stockholder to any person other than the other party to the Stockholders' Agreement or on the open securities markets, the Selling Stockholder shall have the irrevocable and exclusive right of first refusal to purchase all or a portion of such shares of Class B Common Stock at a purchase price in cash equal to the price offered by the third party or, in the event of a gift by a Selling Stockholder, the right of first refusal shall be at a purchase price in cash equal to the average fair market value of the Class A Common Stock for twenty (20) consecutive trading days ending one (1) business day before the date of the notice of a proposed sale of shares by the Selling Stockholder was delivered. If the right of first refusal to purchase the shares of Class B Common Stock is accepted, the closing of such purchase shall be not more than five (5) business days after the date on which the notice of a proposed sale of shares by the Selling Stockholder was delivered. The Stockholders' Agreement shall terminate in the event the Merger is consummated.

          (c) Schedule I indicates the transactions effected by the Reporting Person in the Common Stock within 60 days prior to the event date. All such transactions involved the exercise of stock options granted to the Reporting Person by the Issuer.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of Issuer.
-----------------------

     Item 6 of this Amendment No. 2 to the Schedule 13D is supplemented by the descriptions of the Voting Agreement, the Stockholder Agreement and the Stockholders' Agreement provided by Item 5 above. The preceding summaries of the same are not intended to be complete and are qualified in their entirety by reference to the full text of the same, copies of which are incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

       Exhibit A      Voting Agreement dated as of January 5, 2000 among NCP-
                      SBG, L.P. and Robin Prever.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2000
                                        /s/ Robin Prever
                                        ---------------------------------------
                                        Robin Prever

                                   SCHEDULE I
                                   ----------

Purchases of Shares of Class A Common Stock Within the Last 60 Days by the Reporting Person

-------------------------------------------------------------------------
   Date      Aggregate Share Amount  Price Per Share ($)  Net Amount ($)
-----------  ----------------------  -------------------  --------------
-------------------------------------------------------------------------
 *12/30/99            15,000                3.25               48,750.00
-------------------------------------------------------------------------
 *12/30/99            100,000               2.25              225,000.00
-------------------------------------------------------------------------

-------------------------------------------------------------------------

-------------------------------------------------------------------------

-------------------------------------------------------------------------

-------------------------------------------------------------------------

*Each transaction listed is an exercise of a stock option granted to the Reporting Person by the Issuer.

                                 EXHIBIT INDEX

     Exhibit A     Voting Agreement dated as of January 5, 2000 among NCP-SBG,
                   L.P. and Robin Prever.

                                   EXHIBIT A
                                VOTING AGREEMENT


          VOTING AGREEMENT, dated as of January 5, 2000 (this "Agreement"), among NCP-SBG, L.P., a Delaware limited partnership ("Purchaser"), and Robin Prever ("Stockholder"). Capitalized terms used herein without definition shall have the meanings set forth in the Merger Agreement (as defined herein).

          WHEREAS, as of the date hereof, Stockholder owns or controls 150,325 shares of Class A Common Stock, par value $.01 per share (the "Class A Company Common Stock"), of Saratoga Beverage Group, Inc., a Delaware corporation (the "Company") and 167,960 shares of Class B Common Stock, par value $0.01 per share of the Company (the "Class B Common Stock") (all such shares of Class A Common Stock and Class B Common Stock and any shares of Class A Common Stock or Class B Common Stock of which ownership (either beneficially or of record) or control is hereafter acquired by the Stockholder prior to the termination of this Agreement being referred to herein as the "Shares");

          WHEREAS, Purchaser, NCP-SBG Recapitalization Corp., a Delaware corporation ("MergerCo"), and the Company are entering into a Stock Purchase Agreement and Agreement and Plan of Merger, dated as of even date herewith (as the same may be amended from time to time, the "Merger Agreement"), which provides, upon the terms and subject to the conditions thereof, for the merger of MergerCo with and into the Company (the "Merger"); and

          WHEREAS, as a condition to the willingness of Purchaser and MergerCo to enter into the Merger Agreement, Purchaser and MergerCo have required that the Stockholder agree, and, in order to induce Purchaser and MergerCo to enter into the Merger Agreement, the Stockholder has agreed, subject to the terms and conditions hereof, to vote all Shares he or it then owns or controls at the time of the Special Meeting in favor of the adoption of the Merger Agreement.

          NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                         TRANSFER AND VOTING OF SHARES

          Section 1.1 Transfer of Shares.  (a) During the term of this
                      ------------------
Agreement, the Stockholder shall not (i) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement, or (ii) except pursuant to the terms of the Merger Agreement and this Agreement (A) sell, tender, pledge or otherwise dispose of any of the Shares, (B) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto or (C) enter into any instrument or arrangement with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Shares; provided, however, that the Stockholder shall have the right to transfer Shares by gift to any Person directly or indirectly controlled by the Stockholder or through the laws of descent, provided, further that such transferee agrees in writing to become a party to this Agreement.

          (b) Stop Transfer.  The Stockholder shall not request that the Company
              -------------
register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

          Section 1.2  Voting of Shares; Further Assurances. (a) The
                       ------------------------------------
Stockholder, with respect to all Shares, does hereby irrevocably (until the termination hereof in accordance with Section 5.12) constitute and appoint NCP-SBG with full power of substitution, as his or its true and lawful attorney and proxy, for and in his or its name, place and stead, to vote each of such Shares as his or its proxy, at any annual, special or adjourned meeting of the stockholders of the Company (including the right to sign his or its name, as stockholder, to any consent, certificate or other document relating to the Company that may be permitted or required by applicable Law) (i) in favor of the adoption of the Merger Agreement, (ii) against any transaction pursuant to an Acquisition Proposal (as defined herein) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or could impede, interfere with, delay or materially adversely affect the Merger or the transactions contemplated hereby or by the Merger Agreement and (iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. THE STOCKHOLDER ACKNOWLEDGES THAT PURCHASER AND MERGERCO ARE ENTERING INTO THE MERGER AGREEMENT IN RELIANCE UPON THIS AGREEMENT AND INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION AND EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE SHARES. NOTWITHSTANDING THE FOREGOING, THIS PROXY SHALL BE AUTOMATICALLY REVOKED WITHOUT ANY FURTHER ACTION ON THE

PART OF ANY STOCKHOLDER OR PURCHASER UPON THE TERMINATION HEREOF IN ACCORDANCE WITH SECTION 5.12. The Stockholder further agrees to cause all Shares controlled or owned by him beneficially and of record to be voted in accordance with the foregoing. The Stockholder hereby acknowledges both receipt of a copy of the Merger Agreement and that such Stockholder understands the contents thereof.

          (b) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Purchaser the power to carry out the provisions of this Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

          (c) The Stockholder shall take all such other actions as such other actions as shall be reasonably requested by Purchaser in order to assist in, and shall cooperate with Purchaser in connection with, the consummation of the transactions contemplated by the Merger Agreement; provided, however, the Stockholder shall not be required to pay any monies or incur any liability in connection with the foregoing.

          Section 1.3  Waiver of Appraisal Rights and Dissenter's Rights.  The
                       -------------------------------------------------
Stockholder hereby waives any rights of appraisal or rights to dissent that Stockholder may have under applicable Law in connection with the Merger.

          Section 1.4  Certain Events.  The Stockholder agrees that this
                       --------------
Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Stockholder's heirs, guardians, administrators or successors or as a result of any divorce.


                                   ARTICLE II

                                NON-SOLICITATION

          Section 2.1  Acquisition Proposals.  The Stockholder shall not,
                       ---------------------
directly or indirectly, through any representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any Person relating to any acquisition or purchase of all or substantially all of the assets of, or any equity interest in, the Company or any of its Subsidiaries or any recapitalization, business combination or similar transaction with the Company or any of its Subsidiaries (any communication with respect to the foregoing being an "Acquisition Proposal") or enter into any agreement with respect to, or sell, transfer or otherwise dispose of any shares of Company Common Stock pursuant to, any Acquisition Proposal. The Stockholder will immediately cease all existing activities, discussions and negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. From and after the execution of this Agreement, the Stockholder shall as promptly as practicable advise Purchaser in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Proposal that the Stockholder receives (including the material terms thereof and the identity of the other party or parties involved) and furnish to Purchaser within two Business Days of such receipt an accurate description of all material terms (including any changes or adjustments to such terms as a result of negotiations or otherwise) of any such written proposal in addition to any information provided to any third party relating thereto.


                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

          The Stockholder hereby represents and warrants to Purchaser as follows:

          Section 3.1  Authorization.  The Stockholder has the legal capacity,
                       -------------
power and authority to enter into, and perform all of his or its obligations under, this Agreement. This Agreement has been duly executed and delivered by the Stockholder and constitutes the legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

          Section 3.2  No Conflict; Consents.  (a) Neither the execution and
                       ---------------------
delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under any agreement or instrument to which the Stockholder is a party or by which the Stockholder or his or its properties or assets are bound, (ii) the violation of any Law applicable to or affecting the Stockholder of any of his or its properties or assets, or (iii) the creation of any Lien on the Stockholder or his or its properties or assets, except the encumbrances and proxies on the shares created hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated by this Agreement. If such Stockholder is married and such Stockholder's Shares constitute community property or otherwise require spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, such Stockholder's spouse, enforceable against such person in accordance with its terms.

          (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR Act.

          Section 3.3  Title to Shares.  Schedule A sets forth the number and
                       ---------------
class of Shares with respect to which the Stockholder is either (i) the record holder and beneficial owner; (ii) the general partner of a limited partnership that is the record holder, and whose beneficiaries are the beneficial owners; or
(iii) the beneficial owner but not the record holder. The Stockholder has (i) sole power of disposition; (ii) sole voting power and (iii) sole power to demand appraisal rights, in each case with respect to all of the Shares and with no restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. The Shares and the certificates representing the Shares are now and at all times during the term hereof will be held by the Stock holder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings, arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder and except for the Stockholder Agreement, dated as of October 13, 1998, by and among the Company, Steven Bogen, Robin Prever and Anthony Malatino and the Stockholders' Agreement, as of October 22, 1998 between Robin Prever and Anthony Malatino.

          Section 3.4  No Brokers.  No broker, investment banker, financial
                       ----------
adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

          Section 3.5  Stockholders Agreement.  The Stockholder hereby covenants
                       ----------------------
and agrees that, as of the Effective Time, he or it will enter into a Stockholders Agreement substantially in the form set forth in Exhibit A hereto.

          Section 3.6  Merger Agreement Consideration.  The Stockholder hereby
                       ------------------------------
acknowledges and agrees that (i) the consideration to be received by such Stockholder pursuant to the Merger Agreement is different in form and kind than the consideration to be received by certain other stockholders of the Company,
(ii) subject to the terms and conditions of the Merger Agreement, each Cashed Out Share (as defined in the Merger Agreement) held by it will be converted pursuant to the Merger Agreement into the right to receive, without interest, cash in the amount of the Per Share Merger Consideration (as defined in the Merger Agreement) and each Rollover Share (as defined in the Merger Agreement) held by it will be converted pursuant to the Merger Agreement into the right to receive a number of shares of Surviving Corporation Common Stock (as defined in the Merger Agreement) equal to the quotient of (x) the Per Share Merger Consideration divided by (y) the Per Share Amount (as defined in the Merger Agreement), and (iii) such consideration is equal in value to the consideration to be received by such other stockholders. The Stockholder hereby waives any and all claims against the Company and the other parties to the Merger Agreement with respect to the adequacy of the consideration received by any Stockholder thereunder.


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                  OF PURCHASER

          Purchaser hereby represent and warrant to the Stockholder as follows:

          Section 4.1  Due Organization; Authorization.  Purchaser is duly
                       -------------------------------
organized and validly existing under the laws of the State of Delaware. Purchaser has all necessary limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser have been duly authorized by all necessary limited partnership action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

          Section 4.2  No Conflict; Consents.  (a) Neither the execution and
                       ---------------------
delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (with or without notice or lapse of time or both) (i) any breach, violation or default under (x) any provision of the Organizational Documents of Purchaser, (y) any Law applicable to or affecting Purchaser or any of its properties or assets, or (z) any agreement or instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, or (ii) the creation of any Lien on Purchaser or its properties or assets.

          (b) No Governmental Approval of any Governmental Authority is necessary for the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, except for applicable requirements, if any, of the Exchange Act and the HSR Act.

          Section 4.3  No Brokers.  No broker, investment banker, financial
                       ----------
adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from the Stockholder in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of NCP-SBG or its Affiliates.


                                   ARTICLE V
                               GENERAL PROVISIONS

          Section 5.1  Notices.  All notices, requests, demands, waivers and
                       -------
other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by telecopy or telegram, as follows:

          (a)  if to Purchaser to it:

               c/o North Castle Partners, L.L.C.
               60 Arch Street
               Greenwich, Connecticut 06830
               Facsimile: (203) 618-1860
               Telephone: (203) 862-3250
               Attention: Peter J. Shabecoff
               with a copy to:
               Debevoise & Plimpton
               875 Third Avenue
               New York, New York 10022
               Facsimile: (212) 909-6836
               Telephone: (212) 909-6000
               Attention: Franci J. Blassberg, Esq.

          (b) If to Stockholder to the address set forth on the signature page hereto with a copy to:

               Bourne Noll & Kenyon
               382 Springfield Avenue
               Summit, NJ 07902-0690
               Facsimile: (908) 277-6808
               Telephone: (908) 277-2200
               Attention: John F. Kuntz, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

          All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the seventh Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by telecopy or telegram, on the next day following the day on which such telecopy or telegram was sent, provided that a copy is also sent by certified or registered mail.

          Section 5.2  Severability.  If any provision, including any phrase,
                       ------------
sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

          Section 5.3  Entire Agreement.  This Agreement constitutes the entire
                       ----------------
agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          Section 5.4  Assignment.  Except in connection with a transfer of
                       ----------
Shares otherwise permitted hereunder, this Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of parties hereto, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided that Purchaser may assign this Agreement or any of its rights and obligations hereunder to any of its Affiliates or any other Person to whom it has validly assigned its rights under the Merger Agreement.

          Section 5.5  Amendment, Waivers, etc.  No amendment, modification or
                       -----------------------
discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

          Section 5.6  No Third Party Beneficiaries.  Nothing in this Agreement
                       ----------------------------
shall confer any rights upon any person or entity other than the parties hereto and their respective heirs, successors and permitted assigns, except that the parties hereto hereby agree that the Company is a third party beneficiary of this Agreement.

          Section 5.7  Specific Performance.  The parties hereto agree that
                       --------------------
irreparable harm would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

          Section 5.8  Governing Law.  (a)  EXCEPT TO THE EXTENT THE LAWS OF THE
                       -------------
STATE OF DELAWARE MANDATORILY APPLY, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICT OF LAWS RULES THEREOF TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE COUNTY OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY HEREBY WAIVES AND AGREES NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION AND ENFORCEMENT HEREOF, OR ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS. EACH PARTY HEREBY CONSENTS TO AND GRANTS ANY SUCH

COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF ANY SUCH DISPUTE AND AGREE THAT THE MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION
5.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

          (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OR ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.8(b).

          Section 5.9  Headings; Counterparts.  The headings contained in this
                       ----------------------
Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

          Section 5.10  Capacity.  Purchaser hereby acknowledges that the
                        --------
Stockholder is entering into this Agreement solely in his or its capacity as a record and beneficial owner of the Shares, and nothing contained herein shall impose any obligation on the Stockholder in his or its capacity as a director, officer or employee of the Company or limit or restrict any actions taken or to be taken by him or it in any such capacity.

          Section 5.11  Definitions; Construction.  For purposes of this
                        -------------------------
Agreement:

          (i) "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities beneficially owned by a Person shall include securities beneficially owned by all other Persons with whom such Person would constitute a "group" as described in Section 13(d)(3) of the Exchange Act.

          (ii) In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

          Section 5.12  Termination. Notwithstanding anything in this Agreement
                        -----------
to the contrary, the obligations of the Stockholder pursuant to this Agreement shall terminate upon the earlier of (i) the termination of the Merger Agreement, in accordance with its terms, for any reason and (ii) the consummation of the Merger.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                     NCP-SBG, L.P.

                                     By: NCP-SBG GP, L.LC.,
                                         its General Partner


                                     By:   /s/ Peter J. Shabecoff
                                           -------------------------------
                                           Name: Peter J. Shabecoff
                                           Title:Executive Vice President



                                     /s/ Robin Prever
                                     -------------------------------------
                                           ROBIN PREVER


                                     Address of Stockholder:

                                  Schedule A

--------------------------------------------------------------------------------------------------------------------
                                                 Number of Shares of                   Number of Shares of
Stockholder is the:                              Class A Common Stock                  Class B Common Stock
--------------------------------------------------------------------------------------------------------------------
Record and beneficial owner                            150,325                               167,960
--------------------------------------------------------------------------------------------------------------------
General partner of a limited                             None                                  None
partnership that is the record owner
of, and whose beneficiaries are the
beneficial owners of
--------------------------------------------------------------------------------------------------------------------
Beneficial owner but not the record                      None                                  None
holder
--------------------------------------------------------------------------------------------------------------------